New York Life Investments ETF Trust 485BPOS

Exhibit (h)(5)

Execution Version

AMENDED AND RESTATED FEE WAIVER AGREEMENT

NEW YORK LIFE INVESTMENTS ETF TRUST

AND

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

THIS FEE WAIVER AGREEMENT (the “Agreement”) is effective as of August 31, 2022, between New York Life Investments ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Schedule A (each a “Fund”), and New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”).

WHEREAS, the Trust and the Manager desire to amend and restate this Agreement effective August 28, 2024 to reflect that: i) the Trust has changed its name from IndexIQ ETF Trust to New York Life Investments ETF Trust; ii) the name of each series of the Trust (each a “Fund” and, collectively, the “Funds”) as listed on Schedule A hereto has been changed; and iii) the Manager has replaced IndexIQ Advisors LLC (the former investment adviser to the Trust and the Funds) as investment adviser to the Trust and the Funds;

WHEREAS, the Manager has entered into an Investment Advisory Agreement with the Trust (the “Management Agreement”), as amended, pursuant to which the Manager is compensated based on the average net assets of a Fund and such compensation is paid by the Fund (“Management Fees”); and

WHEREAS, the Manager believes that it is appropriate and in the best interests of the Manager, each Fund, and Fund shareholders to reduce the Management Fees of the Fund;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	Fee Waiver by the Manager. The Manager agrees to waive a portion of its Management Fees in the amounts listed on Schedule A.

2.	Term. This Agreement shall become effective on the date specified herein and shall remain in effect unless terminated by the Board.

3.	Termination. This Agreement may be terminated in whole or with respect to a Fund at any time, and without payment of any penalty, by the Board of Trustees of the Trust (the “Board”), on behalf of a Fund, upon sixty days’ written notice to the Manager. The Manager agrees that it may not terminate this Agreement without approval of the Board.

4.	Prior Agreements. This Agreement shall supersede any previously effective notice or agreement to waive fees for a Fund.

5.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

IN WITNESS WHEREOF, the Manager has executed this Agreement effective as of August 28, 2024.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC		NEW YORK LIFE INVESTMENTS ETF TRUST

By:	/s/ Kirk C. Lehneis	By:	/s/ Jack R. Benintende
Name:	Kirk C. Lehneis	Name:	Jack R. Benintende
Title:	Senior Managing Director	Title:	Vice President

SCHEDULE A

Fee Waivers

Fund	Fee Waiver
NYLI Hedge Multi-Strategy Tracker ETF	0.22%

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